Mail Stop 3561

July 19, 2007

Ira P. Kerker
Chief Executive Officer
Vitacost.com, Inc.
2055 High Ridge Road
Boynton Beach, Florida 33426

      Re: Vitacost.com, Inc.
              Registration Statement on Form S-1
              File No 333-143926
              Filed June 20, 2007

Dear Mr. Kerker:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note a number of blank spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A, such as the anticipated price range and related information based on a bona fide estimate of the public offering within that range. Please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Outside Front Cover Page of Prospectus

2. Please provide a bona fide estimate of the range of the maximum offering price and the maximum number of securities offered. See Item 501(b)(3) of Regulation S-K.

3. You state that you expect that delivery of the shares will be made to investors "on or about _____, 2007." This statement is not necessary for the protection of investors. Please delete.

Summary, page 1

4. Please revise the first sentence to state that the summary highlights the key aspects of the offering and eliminate the language that states that the summary "does not contain all of the information that you should consider in making your investment decision."

5. Please delete the last sentence in your summary that contains definitions as the meaning is clear from context.

6. Please tell us why you have not also included your other website www.goNSI.com in the Summary. Also tell us what, if any, difference there is between these websites and what purpose they each serve.

Our Business, page 1

7. Please prominently disclose that your business depends on Wayne F. Gorsek, your former CEO and principal shareholder with whom you have a consulting agreement. Also disclose that in connection with your application for listing of your common stock on the Nasdaq Global Market, you were advised by Nasdaq that your listing would be considered for approval conditioned upon Mr. Gorsek's resignation as an officer and director of the company. Disclose all judgments against him, all sections of the Securities Act he was found to have violated and fully describe the findings of the court against him.

8. You state you are a "leading" online retailer of a broad selection of nutritional supplements and health and wellness products. Please clarify "leading" and provide support for this statement.

9. Please indicate where the products you sell are manufactured and identify the manufacturers.

10. Also indicate, if true, that your vitamins, minerals, herbs and supplements generally are not regulated by the FDA and whether they may be regulated in the future.

11. Your disclosure also contains a significant amount of unsubstantiated language such as "unique" proposition, "scientifically-formulated" proprietary products, "outstanding" values, "exceptional" customer service, "unique" proprietary formulations, "state-of-the-art" distribution facilities, "industry leading" fulfillment and customer satisfaction statistics, etc. Please generally review your document to remove language of this nature.

12. Similarly, here and in your Business discussion, please remove your discussion of OcuPower, as it implies your products may improve the condition of persons with incurable diseases.

13. Please furnish us a copy of the *Inc*. magazine article to which you make reference.

Our Markets and Opportunities, page 2

14. You refer here and under Industry Overview on page 40 to various reports, articles and studies from such sources as the Natural Marketing Institute, Forrester Research, the Hartman Group, the Centers for Medicare and Medicaid, the American Medical Association, etc. in connection with industry data you discuss. Please provide these documents to us appropriately marked and dated for these and any similar statements, such as those that appear in your Business section. If any of this material was prepared especially for you and is not publicly available, please file a consent from the source.

15. You discuss several trends that you expect will drive continued growth of [y]our industry. In an appropriate place in your disclosure document, please elaborate upon the basis for your belief of the trend involving "medical acceptance of nutritional supplements" or remove this statement. We note the discussion you provide on page 41 but the establishment of the NCAAM does not appear to be the equivalent of "medical acceptance."

The Offering, page 4

16. Please add a separate paragraph indicating that your executive officers, directors and affiliated entities will own __% of your common stock after completion of the offering and will have significant control over your affairs.

Risk Factors, page 7

17. Please revise your headnote to clearly state that the material risks are set forth below and to remove the implication that they also appear elsewhere in your document.

18. Please set forth your risk factors according to their relevance. Therefore please present as your first, second and third risk factors the following, respectively:
    a. *"We may incur material product liability claims…"*
    b. *"If we experience product recalls…"*
    c. *"Complying with new and existing government regulation…"*

19. In addition, please revise the caption "We may incur material product liability claims…" so that it is preceded by your statement: "Our products could contain contaminated substances, and some of our products contain ingredients that do not have long histories of human

consumption, therefore we may incur material product liability claims…… ."

20. Please move up the risk factor "We depend on our executive officers and other key personnel…" However, please revise this caption to state, as you indicate: "Our continued success will largely depend on the abilities and continued efforts of our former CEO Wayne Gorsek who is prohibited by the Nasdaq Global Market from being an officer or director for an indefinite period of time."

21. Some of your risk factor captions state that the particular risk may damage or adversely affect your business but do not explain how. As an example, refer to *"Computer viruses or Internet service interruptions could damage our business" and "Government regulation of the Internet and eCommerce is evolving and unfavorable changes could substantially harm our business and results of operations."* Other risk factor captions merely state facts and do not describe the risk. See, for example, *"We face significant inventory risk" and "We are subject to a number of risks related to payments we accept."* Please generally review your risk factor captions to ensure they clearly and concisely describe the relevant risk.

22. In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:
    a. *"Our quarterly results of operations may fluctuate in the future."*
    b. *"We cannot assure you that we will effectively manage our growth."*
    c. *"Our failure to appropriately respond to changing consumer preferences and demand for new products and services…"*
    d. *"We may not be able to identify, negotiate, finance, close or integrate acquisitions."*
    e. *"We might require additional capital to support business growth, and this capital might not be available."*
    f. *'There has been no public market, and it is possible that no trading market will develop or be maintained, for our common stock…"*
    g. *"If securities analysts do not publish research or reports about our business or if they downgrade our stock…"*
    h. *"Being a public company will increase our administrative costs."*

Please note these are examples only. Please review your entire risk factor section and revise as necessary.

23. Please eliminate language that mitigates the particular risk. See, for example, *"Although raw materials are generally available from numerous sources…"; "Although it is anticipated that the common stock will be approved for quotation on the Nasdaq Global Market…",* and *"An interruption or shortage in the supply or increase in the cost of raw materials could have a material adverse effect on our business and results of operations."*

24. We note the risk factor you include that states *"We have broad discretion in the use of the net proceeds from this offering, and we may not use these proceeds effectively."* You indicate in this risk factor that you have not determined the specific allocation of the net proceeds of the offering and yet, on page 23 you appear to have gone into some detail regarding your intended use of the proceeds. Please revise to remove this risk factor or explain why you believe it is appropriate.

Information Regarding Forward-Looking Statements, page 22

25. Please be aware that the statutory safe harbor provision for forward-looking statements does not apply to forward-looking statements made with respect to an issuer in an initial public offering. See Section 27A(b)(2)(D) of the Securities Act of 1933. Please revise to eliminate any reference to the Private Securities Litigation Reform Act of 1995.

Capitalization/Dilution, pages 24-25

26. Please complete these sections in the next amendment.

Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A), page 27

Historical Cash Flows, page 33 and Liquidity and Capital Resources, page 34

27. Please update your discussion through the date of the most recent interim balance sheet presented.

Business, page 40

Our Value Proposition To Our Customers, page 42

28. Please describe in further detail how together with your founder, the advisory board "utilizes current medical and scientific research to formulate your proprietary NSI-branded products to deliver nutrients in blends and at dosage levels that maximize their nutritional value." Describe the process by which your products are formulated or reformulated. Explain, for example, if a member of your advisory board utilizes personal experience with his patients in his evaluation of a particular product.

29. Please state the basis of your belief that certain of your competitors' products contain vitamins and nutrients formulated at dosage levels which either do not provide optimal dietary benefit or lack the combination of supplements/nutrients to maximize nutritional value.

Products, page 44

    30. Please provide a chart showing your major product categories and the percentage of your net sales provided by each category.

New Product Development, page 45

    31. We note that your product development is led by your Scientific Advisory Board. Seeing as how product development would seem to play such a crucial role in your business, please revise to elaborate upon exactly what they do, how often they meet, and who comprises your Board. Please indicate whether you compensate the members of this Board and whether they have any other financial interest in the development of your products.

    32. Please define "nutraceutical" [products]. Please generally elaborate upon how your NSI product-line compares to that of what you offer from third-party brands. For example, disclose whether the NSI-branded products compete against third-party products on your web-site or in your catalog or whether they supplement the overall products you offer. Explain how you identify the brands that you choose to develop as compared to the brands you choose to retail that are manufactured by others.

Marketing, page 46

    33. Please explain in further detail your online advertising initiatives that include paid placement on search engines, shopping engines and other online media. Explain more specifically what you are doing in this regard.

    34. Please explain "prospect activation."

    35. Also explain in further detail how you attract customers and generate online revenue from affiliate programs.

Contract Manufacturing, page 46

    36. You state that currently all of the materials and ingredients for your NSI-branded products are purchased from third-party manufacturers and that the ingredients for your NSI products and the formulations are sent to one of 17 contract manufacturers for production. Please indicate where these materials and ingredients are purchased, where they are manufactured and identify the manufacturers involved. If you have contracts in place with these manufacturers that ensure minimum production or purchase requirements, please describe them.

    37. Please indicate whether any of these manufactures have been cited by the FDA for violations of FDA regulations.

Technology and Operations, page 47

38. Please revise your discussion of *Other Systems* so that it is less technical in nature.

Regulatory Proceeding, page 54

39. Please revise to disclose the April 2001 summary judgment that was entered against Mr. Gorsek and, in doing so, please state that he was also found liable and enjoined for violations of Section 17(b) of the Securities Act. Also, please revise your description of the findings of the Court as it appears that your description states that Mr. Gorsek merely failed to disclose the "exact" amount and nature of the compensation, when it is our understanding that he failed to disclose that he was receiving cash and securities from the issuers of securities that he was, in turn, recommending to his clients. Clearly disclose that he was both the owner of the public relations firm and the broker-dealer that was implicated in the case.

40. Please revise to elaborate upon the role Mr. Gorsek will play as "founder" and "consultant" to the company.

Management, page 56

Directors, Executive Officers, and Key Employees, page 56

41. Please generally revise the biographies to provide in a factual manner, and without excessive gratuitous detail, the information required by Item 401 of Regulation S-K for the requisite five year period. For example, please:

   a. delete "integral" from Mr. Kerker's biography;
   b. briefly describe the businesses of Hair Club for Men, Inc., Coppercom, Inc., Rexall Sundown, NBTY, Inc, etc.
   c. delete "He has had significant operating and financial positions throughout his 28-year career" from Mr. Oppenheimer's biography; the asset size of Kenmar and Midatlantic National Bank; and his being named a "financial expert" under Sarbanes-Oxley.
   d. delete "one of The American Lawyer top 100 law firms" from Ms. Rehnquist's biography.

Founder, page 58

42. Please delete "key" [advice], "broad"[knowledge], "extensive" [reading] and "frequent" [dialogue].

Executive Compensation, page 61

Compensation Discussion and Analysis, page 61

43. Much of this discussion appears to speak in terms of your future compensation policies and plans "once [you] become a publicly-held company."   Please revise to also discuss how you have for the last fiscal year established compensation amounts for your Named Executive Officers and, where applicable, draw distinctions between how you plan to establish such amounts in the future. For example, the Summary Compensation Table indicates that you have compensated your Named Executive Officers with a combination of base salary, short-term incentive compensation (i.e. bonuses), option awards and non-equity incentive plan compensation. Discuss how you arrived at each of these amounts.

44. In the context of your discussion of Short-Term Incentive Compensation, you mention that bonuses will be based upon your "overall corporate level performance measures including growth in EBIDTA, etc." Please elaborate upon how compensation will be tied to these performance targets and what, if any, discretion may be exercised in awarding this form of compensation. See Item 402(b)(2)(vi) of Regulation S-K.

45. In the context of your discussion of Long-Term Incentive Compensation, you indicate that a total dollar pool will be recommended by your CEO and the compensation committee will then determine the final total dollar amount to be awarded to the Named Executive Officers. Please revise to elaborate upon how the amount of the total pool and individual grants will be arrived at.

Director Compensation, page 66

46. Please disclose by footnote the aggregate number of option awards outstanding at fiscal year end.

Certain Relationships and Related Party Transactions, page 75

47. Please state whether the terms of your related party transactions are comparable to terms of transactions with unrelated third parties.

48. Please describe the registrant's policies and procedures for the review, approval or ratification of any related party transaction. See Item 404(b) of Regulation S-K.

Principal Stockholders, page 77

49. Footnote (5) to the ownership table appears incomplete. Please revise.

Selling Stockholders, page 79

50. Please provide the information required by Item 507 of Regulation S-K as we may have further comment upon receipt of this information.

Where You Can Find Additional Information, page 91

51. Please revise to show our address as 100 F Street, N.E. Washington, D.C. 20549.

Annual Financial Statements

Balance Sheets, page F-3

52. Please remove the two subtotals between total current assets and total assets, as such subtotals are not prescribed by Rule 5-02 of Regulation S-X.

Statements of Operations, page F-3

53. Please remove the subtotal between operating income (loss) and income (loss) before income taxes, as such subtotal is not prescribed by Rule 5-03 of Regulation S-X.

54. Please separately present other non-operating income and other non-operating expense. Net presentation is generally not permitted. See paragraphs 7 and 9 to Rule 5-03 of Regulation S-X. Briefly disclose in a footnote the nature of the amounts included in the revised other non-operating income and other non-operating expense line items for each period presented. Additionally, revise your comparison of period to period operating results in MD&A to include a discussion of material changes in the other non-operating income and other non-operating expense line items, as it appears these items significantly affected reported net income or loss in the periods presented.

Note 1. Nature of Business and Significant Accounting Policies, page F-7

55. Please disclose the amount of research and development costs charged to expense in each period presented, if material. Refer to paragraph 13 of SFAS 2. Please also disclose the line item in your financial statements that includes such costs.

Revenue Recognition and Shipping and Handling, page F-8

56. Please tell us and disclose whether you stock inventory for all of your product sales, or whether certain of your sales are arranged through third-party suppliers who drop-ship merchandise on your behalf. To the extent any of your sales are derived from drop-ship type arrangements, please disclose whether such sales are recorded based on the gross amount billed to the customer or the net amount retained as a commission on the sale.

Also tell us in detail and disclose the basis in GAAP for gross or net reporting, as applicable. Refer to EITF 99-19.

Stock Based Compensation, page F-9

57. In estimating the fair value of share options issued during 2006, please tell us in a reasonable amount of detail the methodology you used to determine the fair value of the common shares underlying the share options. Refer, for best practices, to the AICPA's practice aid on valuation of privately-held company equity securities issued as compensation.

58. Because you use the calculated value method to estimate the expected volatility of your shares, please disclose the reasons why it is not practicable for you to estimate the expected volatility of your share price, the appropriate industry sector that you selected, the reasons for selecting that particular index, and how you calculated historical volatility using that index. Refer to paragraph A240.e.(2)(b) of SFAS 123(R).

Note 4. Intangible Assets, page F-12

59. With respect to the impairment loss recognized in 2006 related to your internet domain names, please disclose: 1) a description of the impaired intangible asset(s); 2) the facts and circumstances leading to the impairment(s); and 3) the caption in the statements of operations in which the impairment loss is aggregated. Refer to paragraph 46 of SFAS 142. Also tell us what the remaining balance in "internet domain names" relates to and how you concluded that the remaining balance is not impaired.

Note 8. Stock Option Plan, page F-14

60. For fully vested share options and share options expected to vest at the latest balance sheet date, please disclose the aggregate intrinsic value of options outstanding and options currently exercisable. Refer to paragraph A240d. of SFAS 123R.

Note 9. Income Tax Matters, page F-15

61. Please tell us the items and their amounts included in "other" in the reconciliation between the reported amount of income tax expense or benefit and the amount from applying the federal statutory tax rate for the most recent fiscal year. In addition, please revise the reconciliation to disclose the amount and nature of each significant reconciling item between the reported amount of income tax expense or benefit and the amount from applying the federal statutory tax rate. Refer to paragraph 47 of SFAS 109.

62. Please explain to us why the line item captioned "[i]ncrease (decrease) in deferred tax asset valuation allowance" in your effective income tax rate reconciliation does not tie to the change in the valuation allowance as computed based on your disclosures regarding the

balance in the valuation allowance as of year-end 2005 and 2006.

Interim Financial Statements

63. Please provide a reconciliation of the beginning and ending balance of each caption of stockholders' equity, with all significant reconciling items described by appropriate captions. We believe such disclosure is required in light of the significant changes in stockholders' equity since your most recent fiscal year end. Refer to Rules 3-04 and 10-01(a)(5) of Regulation S-X.

Recent Sales Of Unregistered Securities, page II-2

64. Please revise to provide the information required by Item 701 of Regulation S-K.

Exhibits and Financial Statement Schedules, page II-3

65. Please include your opinion of counsel in the next amendment to allow sufficient time for staff review.

66. Exhibit 21 states that the company does not have any subsidiaries, but disclosures in your document show otherwise. See Summary, page 1 and Principles of Consolidation, page F-7.

Undertakings, page II-5

67. Please include the undertakings required by Item 512(a) of Regulation S-K, such as those that may be applicable relating to the shares that may be resold in reliance upon Rule 430B or 403C.

*****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Meadows, Staff Accountant at (202) 551-3322 or Robyn Manuel, Senior Staff Accountant at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Branch Chief at (202) 551-3264 or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Mitchell D. Goldsmith, Esq.
        Fax: (312) 527 3194